

August 31, 2012

Via Email
Luis A. G. Rodriguez
Chief Executive Officer
Recursos Montana S.A.
1st Street, #3, Cerros del Atlantico
Puerto Plata, Dominican Republic

> **Re: Recursos Montana S.A.**
> **Amended Registration Statement on Form S-1**
> **Filed August 6, 2012**
> **File No. 333-179886**

Dear Mr.Rodriguez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed August 6, 2012

Information with Respect to Recursos Montana S.A., page 9

1. We note the text added to page 14 responsive to prior comments 14 and 16 and reissue in part. Please revise to discuss the components of each phase of your plan in greater specificity, including who will conduct the work, how you calculated the cost of each phase, and how you will determine the advisability of proceeding with phase two. Additionally, please address the parameters of your claim and the extent to which you will need to negotiate additional agreements for the right to undertake the activities in each phase, given that you do not own the approximately 185 acres.

2. Also, please supplementally provide the "geological evaluation report."

Exhibits

3.   We note your response to prior comments 12 and 20. Please provide a complete, written summary of the oral agreement with Mr. McAdams as an exhibit and revise page 38 of your prospectus to identify "the consulting geologist currently conducting the exploratory work on the Vunidawa Gold Claim." It appears that your exhibit and revised disclosure should address your arrangements with Mr. McAdams regarding the current exploration at $350 per day as well as the 2010 undertaking to investigate and provide a geological report. In this regard, it is unclear why your prospectus disclosure does not address when the daily exploration began and whether it has continued since that date. Please revise accordingly.

Exhibit 5

4.   Please remove the statements "I am admitted to practice in California and Arizona, but not admitted to practice in the State of Nevada. However, I am generally familiar with the General Corporation Law of the State of Nevada …"

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

                                Sincerely,

                                /s/ James Lopez (for)

                                John Reynolds
                                Assistant Director